Law Offices of
Paul Hastings LLP
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Telephone (714) 668-6210
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Internet  www.paulhastings.com

December 24, 2014

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-186158 and 814-00830)
Post-Effective Amendment No. 1

Ladies and Gentlemen:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), is Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2013 (the “Initial Registration Statement”).  Post-Effective Amendment No. 1 is marked to show changes from Pre-Effective Amendment No. 3. to the Fund’s Registration Statement on Form N-2 filed with the Commission on December 13, 2013 (“Pre-Effective Amendment No. 3”) which was declared effective on December 17, 2013.

Post-Effective Amendment No. 1 is being filed to update the existing effective Registration Statement, including adding quarterly financial data for the period ended September 30, 2014.

The Fund respectfully requests the Staff’s assistance in completing review of Post-Effective Amendment No. 1.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this filing to the undersigned at (714) 668-6210 or David A. Hearth of Paul Hastings LLP at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/encls.)
Kelvin K. Leung, Esq. (w/encls.)
David A. Hearth, Esq. (w/encls.)